United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2018

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	8

PUBLICLY LISTED COMPANY

CNPJ 33.592.510/0001-54

ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETINGS

CALL NOTICE

Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Ordinary and Extraordinary General Shareholders’ Meetings to be cumulatively held on April 13, 2018, at 10am at Avenida das Américas, 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro/RJ, Brazil, for the purpose of discussing and deciding upon the matters set forth in the Agenda below:

1. Ordinary Shareholders’ Meeting

1.1. Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017;

1.2. Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976;

1.3. Ratify the nomination of effective member of the Board of Directors made at the meeting of the Board on January 31, 2018, under paragraph 8 of Article 11 of the By-Laws;

1.4 Election of the members of the Fiscal Council;

1.5 Setting the compensation of management and members of the Fiscal Council for the year 2018; and

1.6 Ratification of the annual compensation paid to management and members of the Fiscal Council in the year 2017.

2. Extraordinary Shareholders’ Meeting

2.1                              Amendment of Vale’s By-Laws to reflect some improvements and adapt them to the new rules of the Novo Mercado, the special listing segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), effective as of January 2, 2018 (“Novo Mercado Listing Rules”), all as follows, as well as the consequent restatement of the By-Laws:

a.              Amend paragraph 1 of Article 1, the head paragraph of Article 5, paragraph 1 of Article 10, paragraph 3 of Article 11, item XXXIV of Article 14, the Sole Paragraph of Article 30, Article 41, Article 55, as well as delete paragraphs 2 and 3 of Article 1, all to comply with the requirements set forth in the Novo Mercado Listing Rules;

b.              Make a mere spelling adjustment in paragraph 4 of Article 5;

c.               Include in paragraph 2 of Article 6 the provision that the Board of Directors (“BD”) may reduce the term for the exercise of preemptive rights in issuances;

d.              Adjust the wording of paragraph 5 of Article 10 in order to replace the term “technical and consultant” with “advisory”;

e.               Adjust the wording of the Sole Paragraph of Article 12 to provide for the possibility of holding BD meetings at one of Vale’s offices;

f.                Include in items VII and XXI of Article 14 the provision that the BD will act as guardian for the execution of governance and the governance model and practices, respectively;

g.               Include in item XV of Article 14 the assignment of calling General Meetings;

h.              Include in item XVII of Article 14 the responsibility of setting the scope of work for auditors, observing applicable legislation;

i.                  Replace the term “consulting” with “advisory” in paragraph 1 of Article 14;

j.                 Transfer the prohibition set forth in paragraph 3 of Article 14 to a new article, which will be included in the chapter entitled “Prohibition of Contributions to Political Movements.”

k.              Adjust the wording in the head paragraph of Article 15 in order to replace the term “technical and consulting” with “advisory,” as well as change the name of the “Compliance and Risk Committee” to “Governance, Compliance and Risk Committee”;

l.                  Adjust the wording of paragraph 1 of Article 15 in order to delete the term “consultant or technical”;

m.          Delete from paragraph 2 of Article 15 the prohibition of additional compensation for participating in the committee;

n.              Delete the reference to cancellation of registration as a publicly-held company from the title of Chapter VIII;

o.              Delete item XXXV from Article 14 and delete Articles 42, 43, 47, 48 and certain definitions from Article 44, since these provisions were mandatory clauses for purposes of the former Novo Mercado Listing Rules, renumbering of the following articles;

p.              Include reference to B3 in paragraph 4 of Article 45;

q.              Change the cross-references included in paragraphs 5, 6 and 8 of Article 45 and Articles 49 and 50;

r.                 Amend Article 52 and delete Articles 53 and 54 to set a procedure in the event of the company’s exit from the Novo Mercado, and include the new Article 49, renumbering the following articles; and

s.                Include a chapter entitled “Transitional Provisions” to set forth the term for adjusting the composition of the BD, in line with the Novo Mercado Listing Rules.

All documentation pertaining to the matters to be discussed in the Ordinary and Extraordinary Shareholders’ Meetings (“Meetings”) is available to shareholders at Vale’s headquarters, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), of B3 (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

The shareholder may participate in the Meetings in person or through a duly established proxy, observing the terms of §1 of Art. 126 of Law 6,404/76. In this case, the proxy must have been established within one (1) year and be a shareholder, administrator, lawyer registered with the Brazilian Bar

Association or a financial institution. As provided in Circular Letter/CVM/SEP/No.02/2018, legal entity shareholders may be represented at the Meetings through their legal representatives or through duly constituted agents, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the agent to be a shareholder, an administrator of the company or a lawyer. Similarly, the shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meetings through legal representatives or through agents duly established by their manager or administrator, as provided under their by-laws.

We inform that the shareholder should appear at the Meetings providing proof of ownership of Vale shares issued within four (4) business days prior to the date of the Meetings, by the depository financial institution or custodian, as well as: (a) in the case of an individual shareholder, valid photo I.D. or, if applicable, the I.D. of the shareholder’s proxy and respective power of attorney; (b) in the case of a legal entity shareholder, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the administrators, and, (c) in the case of investment fund, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the fund by-laws in force, of the formation documents of its administrator or manager, as the case may be, and minutes of the election of the administrators of the administrator or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

The representation documents will be checked to ensure they are in order before the Meetings are held.

To expedite the process of conducting the Meetings, we request that the shareholders who will be represented by proxy kindly deliver the documents proving representation, as mentioned above, at least 72 (seventy-two) hours prior to the Meetings.

The Company shall also allow its shareholders, for this Shareholders’ Meetings, to exercise their voting rights through absentee ballot. In this case, by April 6, 2018 (inclusive), the shareholder must transmit instructions for completion, sending the respective absentee ballot to: 1) the depository of the Company’s shares; 2) their respective custodians that render this service, in the case of shareholders holding shares deposited in the central depository; or 3) directly to the Company. For additional information, the shareholder shall comply with the rules set forth in CVM Instruction 481/2009 and the procedures described in the absentee ballot provided by the Company, as well as the respective Manual for Participation in the Meetings.

Rio de Janeiro, March 08th, 2018.

Gueitiro Matsuo Genso

Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 8, 2018		Director of Investor Relations